EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

IF YOU DO NOT WANT TO SELL YOUR INSTITUTIONAL SHARES

AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.

July 15, 2022

Dear Shareholders of Peachtree Alternative Strategies Fund’s Institutional Shares:

We are writing to inform you of important dates relating to an offer by the Peachtree Alternative Strategies Fund (the “Fund”) to purchase shares of the Fund’s Institutional Shares (“Shares”) from the shareholders of that class (“Offer”).

The Offer period will begin on July 15, 2022 and will end at 11:59 P.M., Eastern Time, on August 16, 2022. The purpose of the Offer is to provide liquidity to shareholders that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AT THIS TIME.

Should you wish to tender all or a portion of your Shares for purchase by the Fund during the Offer period, please complete and return the enclosed Letter of Transmittal by: (1) mail to Peachtree Alternative Strategies Fund, P.O. Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Peachtree Alternative Strategies Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (2) fax to the Fund at 1-513-587-3438, so that it arrives before 11:59 P.M., Eastern Time, on August 16, 2022. All tenders of Shares must be received either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order before 11:59 P.M., Eastern Time, on August 16, 2022.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at 1-800-657-3812.

Sincerely,

Peachtree Alternative Strategies Fund